May 6, 2022

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Mr. Bradley Ecker

 Mr. Sergio Chinos

Re:	Quanergy Systems, Inc.

Registration Statement on Form S-1

Filed on April 11, 2022

File No. 333-264238

On behalf of Quanergy Systems, Inc. (the “Company,” “Quanergy,” “we,” “us” or “our”), the following information is in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 28, 2022, with respect to the Company’s Registration Statement on Form S-1, File No. 333-264238, filed with the Commission on April 11, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All references to page numbers and captions included in the responses correspond to the Amendment No. 1, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment No. 1.

Form S-1 filed April 11, 2022

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 36 of Amendment No. 1 to highlight the prices that the selling securityholders acquired, or will acquire, their shares and that, while the selling securityholders may experience a positive rate of return on their investment in our common stock, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price. In response to the Staff’s comment, the Company revised the disclosure on the cover page and pages 6, 36-38, 42, 71, 90-91 and 130-132 of Amendment No. 1 to highlight the exercise price of the GEM Warrant. In response to the Staff’s comment, the Company has also revised the disclosure on pages 5 and 36-38 of Amendment No. 1 to include risk factor disclosure.

May 6, 2022

Cover Page

2.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 37 and 130-132 of Amendment No. 1.

3.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 36-38, 42, 71 and 90 of Amendment No. 1.

4.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 36-38, 42, 71 and 90 of Amendment No. 1. The Company respectfully advises the Staff that a significant number of the shares being registered for resale were purchased by the selling securityholders for prices above the current market price of the common stock.

Risk Factors, page 8

5.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 36-38 of Amendment No. 1.

May 6, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 59

6.

We note that the projected revenues for 2021 were $7 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended December 31, 2021 was approximately $3.928 million. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response to Comment 6:

The Company respectfully advises the Staff that the entire section of the Registration Statement under the title of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is updated disclosure regarding the company’s financial position in light of the actual financial results of 2021 (including revenue) and the Business Combination. The “Results of Operations” subsection includes prominent disclosure of the actual revenue for 2021 and “Liquidity and Capital Resources” subsection details the Company’s cash position as of the end of fiscal year 2021 and includes disclosure regarding the substantial doubt about the Company’s ability to continue as a going concern. This disclosure will be further updated for subsequent quarter and fiscal year results in the Company’s future quarterly and annual reports, respectively.

Business, page 76

7.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 90-91 of Amendment No. 1.

8.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Quanergy Securities, Inc. securityholders identified on page 128, beneficial holders of more than 65% of your outstanding shares, will be able to sell all of its shares after the investment period defined by the GEM Agreement expires.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 90-91 of Amendment No. 1.

9.

Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

May 6, 2022

Response to Comment 9:

The Company respectfully advises the Staff that it has not entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination.

*                *                 *

Please contact me at (858) 550-6088 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

By:	/s/ Karen E. Deschaine
Name: Karen E. Deschaine
Title: Partner

cc:	Kevin Kennedy, Quanergy Systems, Inc.
Patrick Archambault, Quanergy Systems, Inc.
Jerry Allison, Quanergy Systems, Inc.
Paul S. Alexander, Cooley LLP